Exhibit 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of ECB Bancorp, Inc.:

Name	State of Incorporation
Everett Co-operative Bank	Massachusetts
First Everett Securities Corporation, Inc.(1)	Massachusetts

(1)	Wholly owned subsidiary of Everett Co-operative Bank